FOR IMMEDIATE RELEASE	TSX:	SLW
August 13, 2014	NYSE:	SLW

SILVER WHEATON REPORTS SECOND QUARTER RESULTS FOR 2014

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its unaudited results for the second quarter ended June 30, 2014. All figures are presented in United States dollars unless otherwise noted.

SECOND QUARTER HIGHLIGHTS

•
Attributable silver equivalent production in Q2 2014 of 8.4 million ounces (6.3 million ounces of silver and 31,400 ounces of gold), compared to 8.7 million ounces in Q2 2013, representing a decrease of 4%.

•
Attributable silver equivalent sales volume in Q2 2014 of 7.5 million ounces (5.2 million ounces of silver and 34,800 ounces of gold), compared to 7.2 million ounces in Q2 2013, representing an increase of 4%.

•	Revenues of $148.6 million in Q2 2014 compared with $166.9 million in Q2 2013, representing a decrease of 11%.

•	Average realized sale price per silver equivalent ounce sold in Q2 2014 of $19.83 ($19.81 per ounce of silver and $1,295 per ounce of gold), representing a decrease of 14% as compared to Q2 2013.

•	Net earnings of $63.5 million ($0.18 per share) in Q2 2014 compared with $71.1 million ($0.20 per share) in Q2 2013, representing a decrease of 11%.

•	Operating cash flows of $102.5 million ($0.29 per share¹) in Q2 2014 compared with $125.3 million ($0.35 per share¹) in Q2 2013, representing a decrease of 18%.

•	Cash operating margin¹ in Q2 2014 of $15.11 per silver equivalent ounce compared with $18.28 in Q2 2013.

•	Average cash costs¹ in Q2 2014 were $4.15 and $393 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs¹ decreased to $4.72 compared with $4.77 in Q2 2013.

•	Declared quarterly dividend of $0.06 per common share.

•	Asset Highlights:

-	Subsequent to the quarter end, Primero Mining Corp. (“Primero”) announced its decision to expand the San Dimas mine to 3,000 from 2,500 tonnes per day.

1 Please refer to non-IFRS measures at the end of this press release.

-	Vale S.A.’s (“Vale”) Salobo II expansion, which will double the mill throughput capacity to 24 million tonnes per annum, was completed and first ore processed in Q2.

-	Hudbay Minerals Inc. (“Hudbay”) announced that the Constancia project is approximately 85% complete as of the end of Q2.

“In the second quarter, we saw substantial steps forward at Salobo and Constancia, two of our key growth platforms,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “Most significantly, Vale received first production from Salobo II, the expansion which doubles the mill’s capacity. At Constancia, Hudbay continues to advance the project, which is now approximately 85% complete, and we look forward to seeing production from Constancia in the fourth quarter of this year. In addition, one of Silver Wheaton’s cornerstone assets, Peñasquito, also advanced during the quarter.  Not only did Peñasquito achieve record production despite continued water issues, Goldcorp also continues to highlight the significant potential upside of the mine. Finally, another of our cornerstone assets, San Dimas, completed an expansion to 2,500 tonnes per day earlier this year and Primero has recently announced a further expansion to 3,000 tonnes per day. Given the progress being made at our diversified portfolio of mines and projects, we believe that Silver Wheaton is on the cusp of seeing its next stage of growth realized, leaving it well-positioned to benefit from rebounding precious metal prices.”

Financial Review

Revenues

Revenue was $148.6 million in the second quarter of 2014, on silver equivalent sales of 7.5 million ounces (5.2 million ounces of silver and 34,800 ounces of gold). This represents an 11% decrease from the $166.9 million of revenue generated in the second quarter of 2013, due primarily to a 14% decrease in the average realized silver equivalent price ($19.83 in Q2 2014 compared to $23.05 in Q2 2013), partially offset by a 4% increase in the number of silver equivalent ounces sold.

Costs and Expenses

Average cash costs¹ in the second quarter of 2014 were $4.72 per silver equivalent ounce as compared to $4.77 during the comparable period of 2013. This resulted in a cash operating margin1 of $15.11 per silver equivalent ounce, a reduction of 17% as compared to Q2 2013. The decrease in the cash operating margin was primarily due to a 14% decrease in the average silver equivalent price realized in Q2 2014 compared to Q2 2013.

Earnings and Operating Cash Flows

Net earnings and cash flow from operations in the second quarter of 2014 were $63.5 million ($0.18 per share) and $102.5 million ($0.29 per share¹), compared with $71.1 million ($0.20 per share) and $125.3 million ($0.35 per share¹) for the same period in 2013, a decrease of 11% and 18%, respectively. Earnings and cash flow continued to be impacted by lower gold and silver prices.

1 Please refer to non-IFRS measures at the end of this press release.

Balance Sheet

At June 30, 2014, the Company had approximately $139.2 million of cash on hand.  The combination of cash and ongoing operating cash flows, combined with the credit available under the Company’s $1 billion Revolving Facility, positions the Company well to fund all outstanding commitments as well as provide flexibility to acquire additional accretive precious metal stream interests.

Operational and Development Highlights

During the second quarter of 2014, attributable silver equivalent production was 8.4 million ounces (6.3 million ounces of silver and 31,400 ounces of gold), representing a decrease of 4% compared to the second quarter of 2013.

Operational highlights for the quarter ended June 30, 2014, are as follows:

San Dimas –

As per Primero’s second quarter 2014 Management’s Discussion and Analysis (“MD&A”), mill throughput in the second quarter averaged 2,405 tonnes per day (“tpd”), below the current capacity of 2,500 tpd due to a planned nine day shutdown at the Company’s hydro-power facility in order to expand its capacity. In addition, Primero recently announced its decision to expand the San Dimas mine to 3,000 tpd.

Peñasquito –

As per Goldcorp Inc.’s (“Goldcorp“) second quarter 2014 MD&A, Peñasquito had record production in the second quarter driven by higher mill throughput and higher ore grades as mining continued at the bottom of Phase 4. Initial permits for the Northern Well Field ("NWF") were received, allowing construction to commence, with completion expected mid-year 2015.  Goldcorp indicated that contingency plans remain in place for fresh water supply to Peñasquito until the NWF is operational. The studies for the long-term tailings facility continued during the second quarter of 2014, and Goldcorp indicated that three viable options are being evaluated. Additionally, the existing tailings facility life has been extended to 2018.

Goldcorp has indicated that in the second quarter of 2014, Peñasquito’s exploration drilling program continued to focus on defining the copper-gold sulphide rich skarn deposit located below and adjacent to the diatreme ore body. Current exploration activities include drilling to establish the vertical and horizontal size and extent of the skarn deposit.

In addition to exploration, Goldcorp is investigating the potential for producing a saleable copper concentrate at Peñasquito (the Concentrate Enrichment Project or “CEP”) as well as assessing the viability of leaching a pyrite concentrate from the zinc flotation tailings (“Pyrite Leach”). Pre-feasibility studies for CEP and Pyrite Leach are advancing and expected to be completed in late 2014 and early 2015, respectively. Successful implementation of one or both of these projects has the potential to significantly improve the overall economics and add to the reserves and resources of Peñasquito through the addition of another saleable product, and to increase gold and silver recoveries, respectively.

Salobo –

As per Vale’s second quarter 2014 MD&A, Salobo II - the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) - was completed in the second quarter with first production of copper concentrate achieved on June 5, 2014. Salobo I, the original 12 Mtpa line, experienced minor delays in its ramp-up in the second quarter as the components of the Salobo II project were connected into the operation.

Sudbury –

As per Vale’s second quarter 2014 MD&A, second quarter production was impacted by planned annual maintenance at some surface facilities. However, Vale indicated that during this year’s scheduled maintenance, the Sudbury mines – which are the bottleneck in the Sudbury system – did not stop producing. They continued to build up inventory of ore and concentrates, which Vale anticipates should be smelted and refined in the second half of this year. As a result, Vale expects stronger output for the second half of 2014, compensating for the planned lower production in the second quarter.

Other –

Constancia – As per Hudbay’s second quarter 2014 MD&A, the Constancia project in Peru is approximately 85% complete and remains on track for initial production in the fourth quarter of 2014 and commercial production in the second quarter of 2015. Key milestones have been achieved, including the construction of the power transmission line from Tintaya to Constancia, the placement of first ore on the run of mine pad in July, and the commencement of commissioning activities on the primary crusher and coarse ore stockpile conveying systems. As per the agreement with Hudbay, a final payment of $135 million1 relative to the gold stream on Constancia will be paid to Hudbay once $1.35 billion in capital expenditures has been incurred by Hudbay on Constancia. Silver Wheaton’s payment to Hudbay is expected to be made in the third quarter of 2014.

Mineral Park – As per Mercator Minerals Ltd.’s (“Mercator”) news release dated August 1, 2014, the proposed business combination between Mercator and Intergeo MMC Ltd. (“Intergeo”) has been terminated. As a result of the termination of the arrangement, Mercator has indicated that certain events of default have occurred and are continuing under the credit agreement entered into between Mercator’s indirect wholly owned subsidiary, Mineral Park Inc. (“MPI”), and its senior lenders, and under the bridge loan agreement entered into between Mineral Park and Intergeo's controlling shareholder, Daselina Investments Ltd. The MPI lenders have agreed to forebear from exercising their various rights and remedies under the credit agreement, until August 15, 2014. Under the current streaming agreement, Silver Wheaton is entitled to 100% of the payable silver from the Mineral Park mine.

Produced But Not Yet Delivered 2 –

Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners decreased by 0.1 million ounces to approximately 6.3 million silver equivalent payable ounces at June 30, 2014. A large increase in produced but not yet delivered ounces at the Yauliyacu mine was more than offset by significant decreases at the Salobo, 777, Peñasquito, and Sudbury mines.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton’s MD&A in the ‘Results of Operations and Operational Review’ section.

1 Silver Wheaton has the option to make the $135 million payment in either cash or Silver Wheaton shares. If the latter, the number of shares is calculated at the time the payment is made.

2 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

Webcast and Conference Call Details

A conference call will be held Thursday, August 14, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	71008064
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	71008064
Live audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2014 annual attributable production is approximately 36 million silver equivalent ounces1, including 155,000 ounces of gold. By 2018, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces1, including 250,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay’s Constancia project and Vale’s Salobo and Sudbury mines.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2014 and 2018 attributable annual production), costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

1	Silver equivalent production forecast assumes a gold/silver ratio of 60:1.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2013, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2014, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

Consolidated Statement of Earnings

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2014	2013	2014	2013
Sales	$148,570	$166,890	$313,949	$372,651
Cost of sales
Cost of sales, excluding depletion	$35,368	$34,497	$72,456	$64,907
Depletion	38,514	41,362	75,136	65,703
Total cost of sales	$73,882	$75,859	$147,592	$130,610
Earnings from operations	$74,688	$91,031	$166,357	$242,041
Expenses and other income
General and administrative 1	$10,375	$8,876	$20,485	$18,768
Foreign exchange loss (gain)	147	(75)	(134)	(185)
Interest expense	591	2,525	1,699	3,205
Other expense	933	6,926	1,842	9,771
	$12,046	$18,252	$23,892	$31,559
Earnings before income taxes	$62,642	$72,779	$142,465	$210,482
Income tax recovery (expense)	850	(1,662)	836	(5,944)
Net earnings	$63,492	$71,117	$143,301	$204,538

Basic earnings per share	$0.18	$0.20	$0.40	$0.58
Diluted earnings per share	$0.18	$0.20	$0.40	$0.57
Weighted average number of shares outstanding
Basic	357,655	354,800	357,453	354,612
Diluted	358,097	355,804	357,945	356,112
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$2,034	$2,375	$4,216	$3,845

Consolidated Balance Sheets

	June 30	December 31
(US dollars in thousands - unaudited)	2014	2013
Assets
Current assets
Cash and cash equivalents	$139,199	$95,823
Accounts receivable	7,911	4,619
Other	1,811	845
Total current assets	$148,921	$101,287
Non-current assets
Silver and gold interests	$4,285,347	$4,228,484
Early deposit - gold interest	13,599	13,602
Long-term investments	68,038	40,801
Other	5,690	5,670
Total non-current assets	$4,372,674	$4,288,557
Total assets	$4,521,595	$4,389,844
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$18,109	$20,416
Current portion of performance share units	1,792	718
Total current liabilities	$19,901	$21,134
Non-current liabilities
Long-term portion of bank debt	$997,990	$998,136
Deferred income taxes	1,243	2,191
Performance share units	2,257	1,837
Total non-current liabilities	$1,001,490	$1,002,164
Total liabilities	$1,021,391	$1,023,298
Shareholders' equity
Issued capital	$1,890,102	$1,879,475
Reserves	3,626	(25,618)
Retained earnings	1,606,476	1,512,689
Total shareholders' equity	$3,500,204	$3,366,546
Total liabilities and shareholders' equity	$4,521,595	$4,389,844

Consolidated Statement of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	2014	2013	2014	2013
Operating activities
Net earnings	$63,492	$71,117	$143,301	$204,538
Adjustments for
Depreciation and depletion	38,580	41,417	75,268	65,808
Amortization of credit facility origination fees:
Interest expense	35	278	90	424
Amortization of credit facility origination fees - undrawn facilities	257	423	508	1,428
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	-	4,490	-	4,490
Interest expense	556	2,247	1,609	2,781
Equity settled stock based compensation	2,034	2,375	4,216	3,845
Performance share units	1,349	(95)	1,496	119
Deferred income tax (recovery) expense	(907)	1,631	(947)	5,870
Loss on fair value adjustment of share purchase warrants held	-	1,364	-	2,694
Investment income recognized in net earnings	(74)	(63)	(159)	(294)
Other	32	67	(46)	65
Change in non-cash working capital	(2,253)	2,727	(6,385)	1,617
Cash generated from operations	$103,101	$127,978	$218,951	$293,385
Interest paid - expensed	(575)	(2,727)	(1,621)	(2,727)
Interest received	17	7	45	212
Cash generated from operating activities	$102,543	$125,258	$217,375	$290,870
Financing activities
Bank debt repaid	$-	$(1,530,000)	$-	$(1,580,060)
Bank debt drawn	-	1,585,000	-	2,675,000
Credit facility origination fees	(19)	(2,433)	(619)	(13,951)
Share purchase warrants exercised	-	7	-	2,982
Share purchase options exercised	3,683	4,909	3,696	5,951
Dividends paid	(44,792)	(92,219)	(44,792)	(92,219)
Cash generated from (applied to) financing activities	$(41,128)	$(34,736)	$(41,715)	$997,703
Investing activities
Silver and gold interests	$(52)	$(124,855)	$(125,134)	$(2,025,475)
Interest paid - capitalized to silver interests	(3,607)	(4,707)	(6,498)	(4,845)
Silver and gold interests - early deposit	-	-	(149)	-
Dividend income received	57	56	114	113
Other	(642)	(156)	(668)	(175)
Cash applied to investing activities	$(4,244)	$(129,662)	$(132,335)	$(2,030,382)
Effect of exchange rate changes on cash and cash equivalents	$58	$(138)	$51	$(150)
Increase (decrease) in cash and cash equivalents	$57,229	$(39,278)	$43,376	$(741,959)
Cash and cash equivalents, beginning of period	81,970	75,535	95,823	778,216
Cash and cash equivalents, end of period	$139,199	$36,257	$139,199	$36,257

Summary of Ounces Produced and Sold

	2014		2013				2012
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver ounces produced ²
San Dimas ³	1,118	1,608	1,979	1,660	1,160	1,743	1,694	1,288
Yauliyacu	658	718	687	639	668	624	616	640
Peñasquito	2,054	2,052	2,047	1,636	1,440	1,093	1,445	1,940
Barrick ⁴	299	301	423	465	556	741	769	617
Other ⁵	2,182	2,185	2,119	2,450	2,586	2,038	2,345	2,251
Total silver ounces produced	6,311	6,864	7,255	6,850	6,410	6,239	6,869	6,736
Gold ounces produced ²
777	11,611	12,785	14,134	18,259	16,986	16,951	19,615	11,824 ⁸
Sudbury	6,086	6,426	7,060	7,341	8,840	9,846	-	-
Salobo	8,486	8,903	10,067	8,061	6,342	4,677	-	-
Other ⁶	5,185	5,749	9,530	2,894	4,226	5,967	6,785	5,200
Total gold ounces produced	31,368	33,863	40,791	36,555	36,394	37,441	26,400	17,024
Silver equivalent ounces of gold produced ⁷	2,054	2,121	2,476	2,237	2,269	2,095	1,432	881
Silver equivalent ounces produced ⁷	8,365	8,985	9,731	9,087	8,679	8,334	8,301	7,617
Silver ounces sold
San Dimas ³	1,194	1,529	2,071	1,560	1,194	1,850	1,629	1,178
Yauliyacu	111	1,097	674	13	559	149	1,097	184
Peñasquito	1,958	1,840	1,412	1,388	1,058	1,459	1,642	1,304
Barrick ⁴	291	361	397	447	560	753	826	528
Other ⁵	1,673	1,398	1,510	2,257	1,771	1,741	2,153	1,592
Total silver ounces sold	5,227	6,225	6,064	5,665	5,142	5,952	7,347	4,786
Gold ounces sold
777	13,599	6,294	15,889	16,972	23,483	9,414	28,084	-
Sudbury	6,718	6,878	6,551	6,534	4,184	111	-	-
Salobo	11,902	10,560	6,944	6,490	2,793	720	-	-
Other ⁶	2,559	6,390	1,840	5,287	3,409	6,698	4,876	6,905
Total gold ounces sold	34,778	30,122	31,224	35,283	33,869	16,943	32,960	6,905
Silver equivalent ounces of gold sold ⁷	2,267	1,891	1,909	2,163	2,097	971	1,784	357
Silver equivalent ounces sold⁷	7,494	8,116	7,973	7,828	7,239	6,923	9,131	5,143
Gold / silver ratio ⁷	65.2	62.8	61.1	61.3	61.9	57.3	54.1	51.7
Cumulative payable silver equivalent ounces produced but not yet delivered ⁹	6,250	6,353	6,277	5,492	4,994	4,264	3,478	5,038

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests.
6)	Comprised of the Minto gold interest.
7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

8)	Represents production for the period August 8, 2012 to September 30, 2012.
9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations (unaudited)

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended June 30, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,118	1,194	$23,775	$19.92	$4.17	$0.81	$17,822	$18,794	$155,274
Yauliyacu	658	111	2,184	19.67	4.16	5.92	1,065	1,722	200,120
Peñasquito	2,054	1,958	38,366	19.60	4.05	2.98	24,607	30,437	460,980
Barrick 5	299	291	5,853	20.11	3.90	3.26	3,768	3,580	603,799
Other 6	2,182	1,673	33,362	19.94	4.29	4.45	18,730	25,189	663,924
	6,311	5,227	$103,540	$19.81	$4.15	$3.03	$65,992	$79,722	$2,084,097
Gold
777	11,611	13,599	$17,621	$1,296	$400	$823	$994	$12,181	$263,661
Sudbury	6,086	6,718	8,692	1,294	400	841	352	6,005	598,013
Salobo	8,486	11,902	15,379	1,292	400	462	5,121	10,618	1,312,108
Other 7	5,185	2,559	3,338	1,304	309	124	2,229	2,340	27,468
	31,368	34,778	$45,030	$1,295	$393	$651	$8,696	$31,144	$2,201,250
Silver equivalent 8	8,365	7,494	$148,570	$19.83	$4.72	$5.14	$74,688	$110,866	$4,285,347
Corporate
General and administrative							$(10,375)
Other							(821)
Total corporate							$(11,196)	$(8,323)	$236,248
	8,365	7,494	$148,570	$19.83	$4.72	$5.14	$63,492	$102,543	$4,521,595

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment commencing on August 6, 2010  to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Constancia and Rosemont gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Three Months Ended June 30, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,160	1,194	$27,319	$22.88	$4.14	$0.82	$21,407	$22,381	$160,454
Yauliyacu	668	559	13,353	23.89	4.12	5.75	7,837	11,049	211,225
Peñasquito	1,440	1,058	24,690	23.34	4.02	2.66	17,629	20,438	480,588
Barrick 5	556	560	14,331	25.59	3.90	3.31	10,293	12,573	599,031
Other 6	2,586	1,771	39,192	22.13	4.29	4.82	23,066	34,369	564,642
	6,410	5,142	$118,885	$23.12	$4.14	$3.38	$80,232	$100,810	$2,015,940
Gold
777	16,986	23,483	$33,872	$1,442	$400	$802	$5,655	$24,479	$306,367
Sudbury	8,840	4,184	5,824	1,392	400	829	681	4,150	620,306
Salobo	6,342	2,793	3,844	1,377	400	462	1,437	2,727	1,328,717
Other 7	4,226	3,409	4,465	1,310	307	115	3,026	3,743	29,050
	36,394	33,869	$48,005	$1,417	$391	$708	$10,799	$35,099	$2,284,440
Silver equivalent 8	8,679	7,239	$166,890	$23.05	$4.77	$5.71	$91,031	$135,909	$4,300,380
Corporate
General and administrative							$(8,876)
Other							(11,038)
Total corporate							$(19,914)	$(10,651)	$95,632
	8,679	7,239	$166,890	$23.05	$4.77	$5.71	$71,117	$125,258	$4,396,012

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com